ORANCO, INC.
1981 E. Murray Holladay Rd., Suite 100
Salt Lake City, Utah 84117
Tel (801)-272-9294
Fax (801) 272-9370

September 27, 2008

Damon Colbert, Staff Attorney
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D. C. 20549
Mail Stop 3561

RE: Your letter of dated September 19, 2008 regarding 10KSB/A filed September 10, 2008. File No. 000-28181

Dear Mr Colbert:

In reference to your letter of September 19, 2008 and your subsequent telephone conversation with our counsel, W. Sterling Mason Jr., please be advised in regards to your numbered paragraphs that:

1. We noted your comment and the confusion caused by the language added to the second paragraph and have deleted the additions as they were applicable to disclosure controls and procedures not internal controls over financial reporting. We believe that our internal controls over financial reporting are effective.

2. We have noted your comments and have modified our first paragraph to reflect that our disclosure controls and procedures were not effective and the remedial procedures we have put in place to ensure that they will be in future filings.

3. We confirm to you that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or is reasonably likely to affect materially, our internal control over financial procedure. In future filings we will disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

If you have any questions, please feel free to contact me at the contact numbers above or our securities counsel, W. Sterling Mason Jr. at Tel 801-527-2402 Fax 801-527-2402.

Sincerely,

 S/ Claudio Gianascio
Claudio Gianascio, CEO and CFO